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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial Oriental

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1257   FISCAL YEAR 6-30-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/25/04

RECEIVED
2004 OCT 21 A 11:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
6-30-04

Imperial One Int'l Ltd

IMPERIAL

ABN 29 002 148 361
and its Controlled Entities

2004 AUDITED ACCOUNTS

DIRECTORS' REPORT

In respect of the financial year ended 30 June 2004, the directors of Imperial One Limited present their report together with the financial report of the Company and the consolidated financial report of the Group, being the Company and its controlled companies, and the auditors' report thereon.

Directors

The following persons held office as directors of Imperial One Limited at anytime during or since the end of the financial year are:

B W McLeod	Chairman
D H Sutton	Director
K A Torpey	Director

B W McLeod, B.Sc (Maths), M.Comm.(Econ)

Chairman

Mr McLeod has had extensive experience in the Australian capital markets. Over the past 15 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent 6 years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is Managing Director of Hudson Timber Products Limited, and a Director of BeMaX Resources NL, Catcha Limited, International Concert Attractions Limited and Carnegie Corporation Limited. Appointed a director of the Company on 21 May 1996.

D H Sutton, B.Comm ASA ACIS

Non-Executive Director

Mr Sutton is an affiliate of the Australian Stock Exchange Limited with many years experience in sharebroking and investment banking. He is also a director of WHI Securities Pty Limited, a licenced securities dealer. Appointed a director of the Company on 30 January 1997.

K A Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP)

Non-Executive Director

Mr Torpey has over the last forty years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located locally and in Ireland and Indonesia. Generally these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Mines Limited (Ireland), Noranda, Denison Mines (Canada), Toyota and Mitsubishi.

For the last twenty years, since returning to Australia from Tara Mines, his association has mainly been as a corporate officer initially as Managing Director of Denison Mines (Australia) and then Managing Director of Devex Limited. Over the last few years, he has acted as a consultant to a number of companies involved in mining projects and in new technology. He is currently the principal of Famallon Pty Limited and a Director of Latrobe Magnesium Limited and Camberwell Coal Pty Limited and an alternate Director of BeMaX Resources NL. Appointed a director in November 1992.

DIRECTORS' REPORT (Continued)

Principal Activities

The principal activities of the Group during the financial year were related to its investments in the following:

- Development of its Murray Basin heavy mineral tenements through its BeMaX Resources NL shareholding;
- Reviewing new investment opportunities to enhance shareholder value.

Consolidated Results

The consolidated net loss for the financial year ended 30 June 2004 attributable to the members of Imperial One Limited was $845,571.

Dividend

The directors of the Company do not recommend that any amount be paid by way of dividend. The Company has not paid or declared any amount by way of dividend since the commencement of the financial year.

Review of Operations

The Group's net loss for the year was $845,571 compared to a loss of $952,418 for the previous corresponding period.

Of the current year loss $250,000 represents a write down of the groups carrying value of its investment in Catcha Limited and further costs of $143,637 associated with the successful defence of proceedings commenced against the Company by Rupert Limited and the review of other investment opportunities.

Further information relating to a review of the operations of the Group together with future prospects is set out earlier in this Annual Report.

State of Affairs

Significant changes to the state of affairs of the Group during the year under review were as follows:

- An increase in paid up capital from $51,153,127 to $53,804,478 resulting from the following:

  - $237,500 net of costs, pursuant to a private placement of 50,000,000 fully paid ordinary shares at $0.005 in August 2003.
  - $220,000 pursuant to the exercise of 22,000,000 unlisted options exercisable at 1 cent expiring 31 December 2006.
  - $2,193,851 net of costs, pursuant to a non-renounceable rights issue of 462,098,153 fully paid ordinary shares at $0.005 in March 2004.

- Funds raised from these equity raisings were applied towards repayment of borrowings, additional working capital and the evaluation of new investment opportunities.

- During the financial year the company reduced its holdings in BeMaX Resources NL through the sale of 620,000 shares. The proceeds of these sales were applied towards repayment of a shareholder loan.

Matters Subsequent to Balance Date

In February 2001 legal proceedings were commenced by Rupert Company Limited alleging that the Company engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999, in relation to a proposed issue of options. The proceedings were dismissed with costs on 28 March 2003. Rupert appealed the decision of the Court. On 30 July 2004 the appeal was dismissed with costs.

A certificate as to determination of costs for $123,693 has been issued in respect of the trial costs. The Company is pursuing the recovery of these costs together with the costs of the appeal estimated at $54,000. Neither of these amounts are provided for in the financial statements.

DIRECTORS' REPORT (Continued)

Likely Developments

Except for information disclosed in this Report on developments and the expected results of these developments, further information has not been disclosed in this Report because in the opinion of directors, to disclose more information would prejudice the interests of the Group.

Directors' Interests and Benefits

The relevant interest of each director in the share capital of the Company as at the date of this report is:

Particulars of Interests in the Issued Capital of the Company

	Direct Interest		Indirect Interest	
Director	Shares	Options	Shares	Options
B W McLeod	4,033,334	10,000,000	12,011,180	-
D H Sutton	1,059,620	1,000,000	-	-
K A Torpey	8,214,014	1,000,000	16,642,368	-

- B W McLeod has an indirect interest in 12,011,180 ordinary shares as a principal of Eastern & Pacific Capital Pty Limited.
- K A Torpey has an indirect interest in 8,487,297 ordinary shares as a principal of Famallon Pty Limited and 8,155,071 ordinary shares as a principal of Indecor Pty Limited.

Directors' and Senior Executives' Emoluments

The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

Remuneration packages and other terms of employment are reviewed annually by the Committee. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Imperial One Limited and each of the officers of the Company and the Group receiving emoluments are set out in the following table.

	Base emolument $	Super contributions $	Executive Options $	Other Benefits $	Total $
Directors					
B W McLeod	63,000	1,200	Nil	Nil	64,200
K A Torpey	10,000	800	Nil	Nil	10,800
D H Sutton	10,000	800	Nil	Nil	10,800
Officer Of The Company					
D L Hughes	54,000	4,860	Nil	Nil	58,860
Group					
D L Hughes	54,000	4,860	Nil	Nil	58,860

The value of the above executive options has been arrived at using the binomial method.

DIRECTORS' REPORT (Continued)

Directors' Meetings

The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year were:

	Directors' Meeting	
Director	No. of Meetings Attended	No. of Meetings Held*
Mr B W McLeod	12	12
Mr D H Sutton	11	12
Mr K A Torpey	12	12

* *Reflects the number of meetings held during the time each director held office during the financial year.*

Share Options

- No options were granted over unissued shares during the financial year.

- During the financial year the following options were not exercised by their expiry date and as a consequence have lapsed.

- 177,064,309 listed options expiring 31 July 2003 exercisable at 20 cents – IMPOB
- 41,439,038 listed options expiring 30 June 2004 exercisable at 10 cents – IMPOC

- 22,000,000 of the 37,295,000 unlisted options expiring 31 December 2006 exercisable at 1 cent were exercised in October 2003.

- During the period from the end of the financial year and up to the date of this report, no options were granted and no options have been exercised.

At the date of this report, the total number of unissued shares under option was 29,645,000. These options are exercisable on the following terms and conditions.

Expiry Date	Exercise Price	No. Of Options
6 July 2005	9 cents	14,350,000
31 December 2006	1 cent	15,295,000

Environmental Regulations

There are significant environmental regulations surrounding mining activities which have been conducted by Imperial. However, there has been no breach of these regulations during the financial year or in the period subsequent to the end of the financial year and up to the date of this report.

Signed at Sydney 29 September 2004, in accordance with a resolution of the Directors.

B W McLEOD
Director

K A TORPEY
Director

STATEMENTS OF FINANCIAL PERFORMANCE for the year ended 30 June 2004

		Consolidated		Company	
		2004	2003	2004	2003
	Note	$	$	$	$
REVENUE FROM ORDINARY ACTIVITIES	2	69,405	1,757,727	69,194	833,734
Depreciation expense	3	(1,669)	(15,028)	(1,669)	(1,795)
Borrowing cost expense	3	(95,582)	(159,698)	(92,779)	(149,042)
Salaries and employee benefits		(87,218)	(111,586)	(89,792)	(72,282)
Other expenses from ordinary activities		(730,507)	(2,423,833)	(995,668)	(1,404,832)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	3	(845,571)	(952,418)	(1,110,714)	(794,217)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		-	-	-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(845,571)	(952,418)	(1,110,714)	(794,217)
NET LOSS		(845,571)	(952,418)	(1,110,714)	(794,217)
NET LOSS ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS		-	-	-	-
NET LOSS ATTRIBUTABLE TO MEMBERS OF THE COMPANY	23	(845,571)	(952,418)	(1,110,714)	(794,217)
TOTAL CHANGE IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO MEMBERS OF THE COMPANY		(845,571)	(952,418)	(1,110,714)	(794,217)

		CENTS	CENTS
BASIC EARNINGS PER SHARE	20	(0.14)	(0.24)
DILUTED EARNINGS PER SHARE	20	(0.14)	(0.09)

The accompanying notes form part of these financial statements.

STATEMENTS OF FINANCIAL POSITION as at 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
CURRENT ASSETS					
Cash assets	19(i)	254,664	149,650	249,158	144,245
Receivables	5	49,004	2,481	47,921	1,499
TOTAL CURRENT ASSETS		303,668	152,131	297,079	145,744
NON-CURRENT ASSETS					
Receivables	5	-	-	90	276,170
Investments	6	4,591,532	4,966,400	5,141,385	5,266,253
Plant and equipment	7	5,521	5,332	5,521	5,332
Mining Tenements	8	-	-	-	-
TOTAL NON-CURRENT ASSETS		4,597,053	4,971,732	5,146,996	5,547,755
TOTAL ASSETS		4,900,721	5,123,863	5,444,075	5,693,499
CURRENT LIABILITIES					
Payables	9	743,436	1,079,501	620,775	845,568
Interest-bearing liabilities	10	174,688	1,848,072	174,688	1,720,483
Provisions	11	38,688	58,161	30,048	49,521
TOTAL CURRENT LIABILITIES		956,812	2,985,734	825,511	2,615,572
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	10	-	-	9,448,466	9,448,466
TOTAL NON-CURRENT LIABILITIES		-	-	9,448,466	9,448,466
TOTAL LIABILITIES		956,812	2,985,734	10,273,977	12,064,038
NET ASSETS		3,943,909	2,138,129	(4,829,902)	(6,370,539)
EQUITY					
Contributed equity	12	53,804,478	51,153,127	53,804,478	51,153,127
Reserves	13	607,279	607,279	777,748	777,748
Accumulated losses	23	(50,467,848)	(49,622,277)	(59,412,128)	(58,301,414)
TOTAL EQUITY		3,943,909	2,138,129	(4,829,902)	(6,370,539)

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS for the year ended 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		-	1,746,360	-	-
Payments to trade creditors and employees		(828,702)	(1,908,271)	(754,218)	(194,913)
Interest received		13,234	2,569	13,182	2,466
Interest paid		(21,812)	(11,300)	(19,009)	(11,300)
Net cash (used in)/provided by operating activities	19(ii)	(837,280)	(170,642)	(760,045)	(203,747)
CASH FLOWS FROM INVESTING ACTIVITIES					
Net loans to controlled entities		-	-	(210,297)	(180,980)
Payment for plant and equipment		(1,858)	-	(1,858)	-
Payment for exploration and evaluation costs		-	(2,684)	-	-
Proceeds from sale of plant and equipment		-	-	-	
Proceeds from sale of investments		68,014	788,664	68,014	788,664
Subscription for shares		-	-	-	-
Payment for investment in listed corporation		-	(4,278)	-	(4,278)
Net cash provided by/(used in) by investing activities		66,156	781,702	(144,141)	603,406
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds from issue of shares		2,651,885	-	2,651,885	-
Borrowings		74,917	192,405	74,917	192,405
Repayment of borrowings		(1,850,664)	(579,804)	(1,717,703)	(579,804)
Loans other entities		-	(10,398)	-	(10,398)
Reduction in cash pursuant to sale of subsidiary		-	(320,348)	-	-
Net cash provided / (used in) by financing activities		876,138	(718,145)	1,009,099	(397,797)
Net increase / (decrease) in cash held		105,014	(107,085)	104,913	1,862
Cash at the beginning of the financial year	19(i)	149,650	256,735	144,245	142,383
CASH AT THE END OF THE FINANCIAL YEAR		254,664	149,650	249,158	144,245

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

a **Principles of Consolidation**
The consolidated financial statements of the Group include the financial statements of the Company being the parent entity, and its controlled companies. The controlled companies are listed in Note 6(ii) to the financial statements.

The effect of all transactions between companies in the Group and inter-company balances are eliminated in full in preparing the consolidated financial statements.

b **Foreign Currency**

i Transactions denominated in a foreign currency are converted to Australian currency at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange gains and losses are brought to account in determining the results for the year.

ii **Foreign Controlled Entity**
As the foreign controlled entity is integrated, its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the statement of financial performance.

c **Investments**

Controlled Companies
Investments in controlled companies in the Company's accounts are at the lower of cost or their recoverable amount.

Other Companies
The Company's interests in companies and other Group company's interests (other than controlled companies) are brought to account at cost. Dividend income is recognised in the statement of financial performance when received.

d **Depreciation and Amortisation of Plant and Equipment**
Plant and equipment are depreciated over their estimated useful lives using the straight line method.

Profits and losses on sales of plant and equipment are taken into account in determining the results for the year.

The depreciation rates used for each class of asset are as follows:

	2003	2002
Plant & Equipment	10 - 20%	10 - 20%
Motor Vehicles	22.5%	22.5%
Office Equipment	7.5 - 40%	7.5 - 40%
Leasehold Improvements	2.5%	2.5%

Assets are depreciated from the date of acquisition.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004 (Continued)

e Revenue Recognition

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the Group. Sales revenue is recognised when the goods are provided.

Interest income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the Group. The profit or loss on sales of assets is brought to account at the date an unconditional contract of sale is signed.

Other revenue

Other revenue is recognised as it accrues.

f **Leases**

Leases under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to expenses over the period of expected benefit.

g **Mining Tenements**

Amounts capitalised in relation to exploration and evaluation in relation to areas of interest are carried forward to the extent that:

i such amounts are expected to be recouped through successful development and exploitation of the area, or alternatively, by its sale; and

ii evaluation activities in the area have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

In the event that an area of interest is abandoned, or if the directors consider the carrying value unrecoverable, accumulated costs and amounts carried forward will be written off in the year in which that assessment is made.

When production commences, amounts carried forward will be amortised over the life of the area according to the rate of depletion of the economically recoverable reserves. Any costs of site restoration will be provided for during the relevant production stages and included in the costs of that stage.

An amount is not carried forward in respect of any area of interest unless the company's rights of tenure to that area of interest are current.

h **Restoration, Rehabilitation and Environmental Expenditure**

Restoration, rehabilitation and environmental costs necessitated by exploration and evaluation activities will be accrued at the time of those activities.

Restoration, rehabilitation and environmental costs necessitated by development and production activities will be accrued on a gradual basis over the production life of the mining activity and treated as costs of production.

Restoration, rehabilitation and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment.

Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology.

Estimates of future costs are reassessed at least annually. Changes in estimates relating to areas of interest in the exploration and evaluation phase are dealt with retrospectively, with any amounts that would have been written off or provided against under the accounting policy for exploration and evaluation immediately written off. Changes in estimates of costs relating to producing areas are dealt with prospectively over the remaining mine life.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004 (Continued)

i **Employee Entitlements**
The amounts expected to be paid to employees for their pro-rata entitlements for annual leave and long service leave are accrued annually at current wage rates and include related on-costs.

j **Income Tax**
The consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense shown is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

k **Receivables**

Trade debtors
Trade debtors to be settled within 60 days are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

l **Payables**
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or the Group. Trade accounts payable are normally settled within 60 days.

m **Inventories**
Inventories are carried at the lower of cost and net realisable value. Costs are recognised on the weighted average basis.

n **Goods and Services Tax**
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

o **Adoption of Australian Equivalents to International Financial Reporting Standards**
Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. An IFRS committee has been established to oversee and manage the economic entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of IFRS are:

Research and Development Expenditure

Pending standard AASB 138: Intangible Assets further requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs are capitalised to the statement of financial position where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover these deferred costs.

Non-current Investments

Under the pending AASB 139: Financial instruments: Recognition and measurement, financial instruments that are classified as available for sale instruments must be carried at fair value. Unrealised gains or losses may be recognised either in income or directly to equity. Current accounting policy is to measure non-current investments at cost, with an annual review by directors to ensure that the carrying amounts are not in excess of the recoverable value of the instrument.

Income Tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit.

2 REVENUE FROM ORDINARY ACTIVITIES

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Sale of goods revenue from operating activities	-	922,524	-	-
Other Revenues from non operating activities				
Interest received or due and receivable from other parties	1,391	41,539	1,180	40,070
Royalty Received	-	5,000	-	5,000
Proceeds of sale of investments	68,014	788,664	68,014	788,664
	69,405	1,757,727	69,194	833,734

3 LOSS FROM ORDINARY ACTIVITIES

i Loss from ordinary activities has been arrived at after charging/(crediting) the following items:

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Crediting:				
Interest received or due and receivable from other parties	(1,391)	(41,539)	(1,180)	(40,070)
Royalty received	-	(5,000)	-	(5,000)
Loss/(Profit) on sale of investments	56,855	19,679	56,855	19,679
Charging:				
Depreciation and amortisation				
- Plant and equipment	1,669	15,028	1,669	1,795
Interest paid or due and payable to other parties	95,582	159,698	92,779	149,042
Transfer to provision for employee entitlements	3,131	(6,363)	3,131	(6,363)
Bad and doubtful debts expense	(35,350)	154,200	(35,350)	154,200

ii Individually significant items included in the loss from ordinary activities.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Provision for loss on advances:				
- to controlled entities	-	-	(511,024)	(245,595)
- to related entities	-	(158,629)	-	(10,398)
Loss on sale of controlled entity	-	(34,257)	-	-
Provision for diminution in value of investments	(250,000)	77,098	-	-
	(250,000)	(115,788)	(511,024)	(255,993)

iii **Remuneration of Directors**

Names and positions held of Company Directors at any time during the financial year are:

Bruce W McLeod	Chairman
David H Sutton	Non-Executive
Kevin A Torpey	Non-Executive

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Income paid or payable, or otherwise made available to all directors of the Company, or all directors of each entity in the Group from the Company or any related party.	85,800	109,993	85,800	109,993

The number of directors of the Company, whose income from the company or any related party falls within the following bands:

	Number 2004	Number 2003	Number 2004	Number 2003
$10,000 to $19,999	2	2	2	2
$20,000 to $29,999	-	1	-	1
$60,000 to $69,999	1	1	1	1
$110,000 to $119,999	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004 (Continued)

Determination of remuneration of directors

Remuneration of non-executive directors comprise fees determined having regard to industry practise and the need to obtain appropriate qualified independent persons.

Remuneration of the executive director is determined by the Remuneration & Nomination Committee (refer statement of Corporate Governance Practices for further details).

In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility, consistent with the Company's level of operations.

Determination of remuneration of specified executives

Remuneration of senior executives is determined by the Remuneration & Nomination Committee (refer statement of Main Corporate Governance Practices for further details). In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility, consistent with the Company's level of operations.

Directors and Executive Officers Emoluments
Details of the nature and amount of each major element of the emoluments of each director of the Company and each named officer of the Company and the economic entity receiving the highest emoluments are:

2004	Base Emoluments	Super Contributions	Options	Total
Directors	$	$	$	$
B W McLeod	63,000	1,200	Nil	64,200
D H Sutton	10,000	800	Nil	10,800
K A Torpey	10,000	800	Nil	10,800
Specified Executive of the Company				
D L Hughes	54,000	4,860	Nil	58,860

2003	Base Emoluments	Super Contributions	Options	Total
Directors	$	$	$	$
B W McLeod	63,000	1,200	Nil	64,200
D H Sutton	10,000	800	Nil	10,800
K A Torpey	10,000	800	Nil	10,800
R Koscharsky (resigned 14 March 2003)	23,626	567	Nil	24,193
Specified Executive of the Company				
D L Hughes	54,000	4,320	Nil	58,320

* No consolidation figures have been disclosed as the figures for both Consolidated and the Company are the same.
* The value of the executive options has been arrived at using the binomial method.

iv **Auditors' Remuneration**

Auditing the year end financial statements – Nexia Court & Co	18,500	20,000	18,500	20,000
Half year review – Nexia Court & Co	9,000	7,500	9,000	7,500
Other services – Nexia Court & Co	3,618	2,585	3,618	2,585

4 INCOME TAX

The amount of income tax benefit attributable to the financial year differs from the amount of the prima facie income tax benefit on the loss from ordinary activities. The differences are reconciled as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Loss from ordinary activities	(845,571)	(952,418)	(845,571)	(794,217)
Prima facie income tax benefit @ 30% on the loss	253,671	285,725	253,671	238,265
Non-deductible expenses				
- Legal Expenses	(16,519)	(16,972)	(16,519)	(16,972)
- Other	(3,000)	(3,543)	(3,000)	(2,152)
Deferred tax asset in relation to tax losses not recognised	(234,152)	(265,210)	(234,152)	(219,141)
Income tax attributable to loss	-	-	-	-
Potential deferred tax asset @ 30% attributable to tax losses	3,956,187	3,768,517	3,956,187	1,821,170

Imperial One Limited implemented the tax consolidation legislation as of 1 July 2003. A tax sharing agreement between members of the tax consolidated group has not been entered into. As a consequence Imperial One Limited, as the head entity in the tax consolidated group, recognises current and deferred tax balances in this group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

The final effect of the tax consolidation legislation has been recognised in these financial statements, with no material impact on the consolidated statement of financial performance or financial position.

The potential deferred tax asset attributable to tax losses will only be obtained if:

i the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised; or

ii the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii no changes in tax legislation adversely affect the consolidated entity in realising the asset.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
5 RECEIVABLES				
Current				
Trade debtors	-	-	-	-
Other debtors	397,254	386,081	396,171	385,099
	397,254	386,081	396,171	385,099
Less Provision for Doubtful Debts	(348,250)	(383,600)	(348,250)	(383,600)
	49,004	2,481	47,921	1,499
Non-current				
Loans to related companies	158,628	158,628	10,398	10,398
Loans to controlled companies	-	-	15,856,318	15,621,374
Provision for diminution in value of loans to related/controlled companies	(158,628)	(158,628)	(15,866,626)	(15,355,602)
	-	-	90	276,170

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
6 INVESTMENTS				
i *Non-current*				
Shares – other corporations				
– listed (at cost)	4,591,380	4,716,248	4,591,380	4,716,250
- not listed (at cost)	4,265,893	4,265,893	-	-
– in controlled companies	-	-	16,165,362	16,165,360
Less: Provision for diminution in value	(4,265,741)	(4,015,741)	(15,615,357)	(15,615,357)
	4,591,532	4,966,400	5,141,385	5,266,253
Market value of securities listed on a prescribed stock exchange at balance date	3,306,441	2,576,534	3,306,441	2,576,534

Directors believe that there has been no permanent diminution in the value of securities listed on a prescribed stock exchange as their market value at the date of this Report is $3,876,517

ii **Investments in Controlled Companies**

	Country Of Incorporation	Class Of Share	Interest Held	
			2004	2003
Controlling Company			%	%
Imperial One Limited	Australia			
Controlled Companies				
Jason Exploration Pty Limited	Australia	Ordinary	100	100
Vodex Pty Limited	Australia	Ordinary	100	100
Imperial Corporation Limited	Australia	Ordinary	55	55
Mega First Mining NL	Vanuatu	Ordinary	100	100
Imperial Mining Investments Pty Limited	Australia	Ordinary	100	100
Jasinv Pty Limited	Australia	Ordinary	100	100
May Day Mines Pty Limited	Australia	Ordinary	100	100
Industrial Minerals Marketing Pty Ltd	Australia	Ordinary	Nil	100
Jasrad Pty Limited	Australia	Ordinary	100	100
Imperial Technologies Pty Limited	Australia	Ordinary	100	100
Imperial Management Services Pty Limited	Australia	Ordinary	100	100
OzNetwork Pty Limited	Australia	Ordinary	80.86	80.86

All entities are audited by Nexia Court & Co with the exception of Mega First Mining NL, a Company incorporated in Vanuatu which is audited by KPMG.

Imperial Corporation Limited – The Imperial Group holds 100% equity interest in Imperial Corporation Limited. A 55% equity interest is held by Imperial One Limited, with Vodex Pty Limited, a controlled company of Imperial One Limited holding the remaining 45% of the shares.

Imperial Management Services Pty Limited – This Company was originally incorporated as Sina.Com Pty Limited. The change of name became effective on 8 January 2004.

6 INVESTMENTS (Continued)

iv Acquisitions and Disposals of Controlled Entities

There were no acquisitions or disposals of controlled entities during the financial year.

7 PLANT AND EQUIPMENT

Non-Current

a Carrying Values

	Cost		Accumulated Depreciation		Written Down Value	
	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$
Consolidated						
Plant & Equipment – at cost	61,000	104,524	(61,000)	(104,524)	-	-
Office equipment – at cost	89,278	87,419	(83,757)	(82,087)	5,521	5,332
Leasehold improvements – at cost	68,846	68,846	(68,846)	(68,846)	-	-
	219,124	260,789	(213,603)	(255,457)	5,521	5,332
Company						
Plant & Equipment - at cost	61,000	61,000	(61,000)	(61,000)	-	-
Office equipment – at cost	89,278	87,419	(83,757)	(82,087)	5,521	5,332
Leasehold improvements – at cost	68,846	68,846	(68,846)	(68,846)	-	-
	219,124	217,265	(213,603)	(211,933)	5,521	5,332

b Reconciliation of the carrying amounts of plant and equipment at the beginning and end of the current and previous financial year.

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Plant and Equipment				
Carrying value at beginning	-	13,234	-	-
Additions	-	-	-	-
Disposals	-	-	-	-
Depreciation expense		(13,234)		
	-	-	-	-

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
7 PLANT AND EQUIPMENT (Continued)				
Office Equipment				
Carrying value at beginning	5,332	48,139	5,332	7,127
Elimination on deconsolidation	-	(41,012)	-	-
Additions	1,858	-	1,858	-
Disposals	-	-	-	-
Depreciation expense	(1,669)	(1,795)	(1,669)	(1,795)
	5,521	5,332	5,521	5,332
Leasehold Improvements				
Carrying value at beginning				
Additions	-	-	-	-
Disposals	-	-	-	-
Depreciation expense	-	-	-	-
	-	-	-	-

8 MINING TENEMENTS

Mining Areas of Interest

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Non-Current				
Development Phase				
- at cost	1,100,000	1,100,000	1,100,000	1,100,000
- less provision for amortisation	(1,100,000)	(1,100,000)	(1,100,000)	(1,100,000)
	-	-	-	-
Exploration and Evaluation Phases				
Carrying forward at beginning	-	49,550	-	-
- at independent valuation	-	-	-	-
- at cost	-	7,280	-	-
Expenditure written off		(56,830)		
Carried forward	-	-	-	-

The ultimate recoupment of the carrying values of these areas of interest is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004 (Continued)

9 PAYABLES

	Consolidated		Company	
	2004 $	2003 $	2004 $	2003 $
Current				
Trade creditors	648,719	979,808	527,068	746,885
Other creditors	94,717	99,693	93,707	98,683
	743,436	1,079,501	620,775	845,568

10 INTEREST-BEARING LIABILITIES

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Current				
Other loans – secured	174,688	1,848,072	174,688	1,720,483
Non-Current				
Loan from controlled entities	-	-	9,448,466	9,448,466

11 PROVISIONS

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Current				
Restoration	-	22,605	-	22,605
Employee entitlements	38,688	35,556	30,048	26,916
	38,688	58,161	30,048	49,521

12 CONTRIBUTED EQUITY

	Consolidated		Company	
	2004 $	2003 $	2004 $	2003 $
Issued Capital				
Balance as at 1/7/2003	51,153,127	50,918,627	51,153,127	50,918,627
Issued During Period Shares				
50,000,000 ordinary shares issued at $0.005 pursuant in August 2003.	250,000	-	250,000	-
22,000,000 ordinary shares issued at $0.01 pursuant to the exercise of options expiring 31 December 2006.	220,000	-	220,000	-
462,098,153 ordinary shares issued at $0.005 pursuant to non-renounceable rights issue in March 2004.	2,310,491	-	2,310,491	-
4,725,000 ordinary shares were issued in October 2002 at 2 cents to convert debt to equity.	-	94,500	-	94,500
7,000,000 ordinary shares were issued in October 2002 to a director to convert debt to equity.	-	140,000	-	140,000
Less costs associated with the share issues detailed above.	(129,140)	-	(129,140)	-
Balance as at 30/6/04	53,804,478	51,153,127	53,804,478	51,153,127

12 Contributed Equity (Continued)

OPTIONS

Issues - no options were issued during the financial year .

Exercised – 22,000,000 of the 37,295,000 unlisted options expiring 31 December 2006 exercisable at 1 cent were exercised in October 2003.

Expiry – The following options were not exercised by their expiry date and as a consequence have lapsed.
- 177,064,309 listed options expiring 31 July 2003 exercisable at 20 cents – IMPOB
- 41,439,068 listed options expiring 30 June 2004 exercisable at 10 cents – IMPOC

At balance date the company had on issue the following securities and/or rights to convert to securities : -
- 924,196,306 listed ordinary shares – IMP
- 14,350,000 unlisted executive options expiring 6 July 2005 exercisable at 9 cents
- 15,295,000 unlisted options expiring 31 December 2006 exercisable at 1 cent.

	Consolidated		Company	
	2004	2003	2004	2003
13 RESERVES	$	$	$	$
Capital profit	–	–	170,469	170,469
Asset revaluation	607,279	607,279	607,279	607,279
	607,279	607,279	777,748	777,748

14 CONTINGENT LIABILITIES

a Companies in the Imperial One Limited group have a maximum contingent liability of $110,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mineral lease applications. No provisions are included in the financial statements for these amounts.

b Imperial has provided certain tax indemnities to the Investor and its holding company under Agreements relating to Research and Development of Vitrokele Technology.

c A wholly owned subsidiary of the group received an income tax assessment for the 1996 year which, including penalties and interest, showed an amount payable of $8,701,485. The assessment relates to a gain arising from the disposal of the subsidiary's Vitrokele Core Technology. The subsidiary has lodged an income tax return which discloses the gain arising has been offset by tax losses. The company has notified the Australian Taxation Office the assessment is disputed and that it does not believe any amount is owing.

15 COMMITMENTS FOR EXPENDITURE

Exploration and Mining Tenement Leases

In order to maintain current rights of tenure to exploration and mining tenements, the Company and the companies in the Group are required to outlay lease rentals and to meet the minimum expenditure requirements of the various Government Authorities. These obligations are subject to re-negotiation upon expiry of the relevant leases or when application for a mining licence is made. These obligations are not provided for in the financial statements and are payable as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Not later than one year	-	88,200	-	-
Later than one year but not later than 2 years	-	106,500	-	-
	-	194,700	-	-

A company in the group relinquished title to EL 4428 during the financial year extinguishing the groups expenditure commitment on mineral tenements.

16 SEGMENT INFORMATION

Primary Reporting – Business Segments

2004	Mining	Industrial Minerals	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	-	-	-	-	-
Other revenue	-	-	69,405	-	-	69,405
Total segment revenue	-	-	69,405	-	-	69,405
Segment result	12,202	-	(306,855)	-		(294,653)
Unallocated revenue less unallocated expenses						(550,918)
Loss from ordinary activities before income tax expense						(845,571)
Income tax expense	-	-	-	-		-
Loss from ordinary activities after income tax expense						(845,571)
Net loss						(845,571)
Depreciation and amortisation expense	-	-	-	-	(1,669)	(1,669)
Other non-cash expenses	22,604	-	(250,000)	-	32,219	(195,177)
Segment assets	3,204	-	4,591,532	-	-	4,594,736
Unallocated assets						305,985
Total assets						4,900,721
Segment liabilities	117,056	-	-	8,640	-	125,696
Unallocated liabilities						831,116
Total liabilities						956,812
Acquisition of property, plant and equipment, intangibles and other non-current segment assets					1,858	1,858

16 SEGMENT INFORMATION

Primary Reporting – Business Segments

2003	Mining	Industrial Minerals	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	-	922,524	-	-	-	922,524
Other revenue	-	5,000	830,203	-	-	835,203
Total segment revenue	-	927,524	830,203	-	-	1,757,727
Segment result	(266,802)	(37,845)	(19,679)	(13,949)	-	(338,275)
Unallocated revenue less unallocated expenses						(614,143)
Loss from ordinary activities before income tax expense						(952,418)
Income tax expense						-
Loss from ordinary activities after income tax expense						(952,418)
Net loss						(952,418)
Depreciation and amortisation expense	13,233	-	-	-	1,795	15,028
Other non-cash expenses	-	-	-	-	-	-
Segment assets	3,093	-	4,716,400	250,003	-	4,969,493
Unallocated assets						154,370
Total assets						5,123,863
Segment liabilities	232,923	-	478,951	136,229	-	848,103
Unallocated liabilities						2,137,631
Total liabilities						2,985,734
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	-	-	-

Secondary Reporting – Geographical Segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	
	2004	2003	2004	2003	2004	2003
Australia	-	922,524	4,594,736	4,719,493	1,858	-
South East Asia	-	-	-	250,000	-	-

17 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

a Interest Rate Risk

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

			Fixed Interest Maturing in			
	Note	Floating Interest Rate	1 Year or Less	Over 1 to 5 Years	Non-Interest Bearing	Total
2004		$	$	$	$	$
Financial Assets						
Cash assets	19(i)	254,664	-	-	-	254,664
Receivables	5	-	-	-	49,004	49,004
Investments	6	-	-	-	4,591,532	4,591,532
		254,664	-	-	4,640,536	4,895,200
Weighted Average Interest Rate	1%					
Financial Liabilities						
Payables	9	-	-	-	743,436	743,436
Interest-bearing Liabilities	10	-	-	-	174,688	174,688
		-	-	-	918,124	918,124
2003						
Financial Assets						
Cash assets	19(i)	149,650	-	-	-	149,650
Receivables	5	-	-	-	2,481	2,481
Investments	6	-	-	-	4,966,400	4,966,400
		149,650	-	-	4,968,881	5,118,531
Weighted Average Interest Rate	1%					
Financial Liabilities		-	-	-		
Payables	9	-	-	-	1,079,501	1079,501
Interest-bearing Liabilities	10	-	-	-	1,848,072	1,848,072
		-	..	-	2,927,573	2,927,573

b Net Fair Values of Financial Assets and Liabilities

On-Balance Sheet Financial Instruments

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2004 Carrying Amount	2004 Net Fair Value	2003 Carrying Amount	2003 Net Fair Value
	$	$	$	$
Financial Assets				
Cash assets	254,664	254,664	149,650	149,650
Receivables	49,004	49,004	2,481	2,481
Investments	4,591,532	3,306,441	4,966,400	2,826,534
Financial Liabilities				
Payables	743,436	743,436	1,079,501	1,079,501
Interest-bearing Liabilities	174,688	174,688	1,848,072	1,848,072

Except for Investments, all financial assets and liabilities are not readily traded on organised markets in a standardised form.

18 RELATED PARTY DISCLOSURES

a Disclosures relating to directors

i The names of persons who were directors of the Company at any time during the financial year were:

- B W McLeod
- D H Sutton
- K A Torpey

ii Directors' Shareholdings

Number of shares held by Company Directors.

Director	Balance at 1 July 2003	Received during year on exercise of options	Other changes during year	Balance at 30 June 2004
B W McLeod	41,256,503	-	(25,211,989)	16,044,514
D H Sutton	529,810	-	529,810	1,059,620
K A Torpey	10,656,219	-	14,200,163	24,856,382

* Other changes refers to shares purchased or sold during the financial year.
Included in other changes for B W McLeod are (37,843,574) shares previously held by Hudson Investment Group Limited. Mr McLeod ceased to be a Director of that Company on 16 October 2003.

Option Holdings
Number of options over ordinary shares in the Company held during the financial year by each Director of the Company, including their personally – related entities are set out below:

Director	Balance at 1 July 2003	Granted during year as remuneration	Exercised during year	Other changes during year	Balance at 30 June 2004	Vested exercisable at 30 June 2004
B W McLeod	10,000,000	-	-	-	10,000,000	10,000,000
D H Sutton	1,000,000	-	-	-	1,000,000	1,000,000
K A Torpey	1,000,000	-	-	-	1,000,000	1,000,000

iii Specified Executives

Number of options over ordinary share in the Company held during the financial year by each of the specified executives of the Company, including their personally – related entities are set out below.

Specified Executive	Balance at 1 July 2003	Granted during year as remuneration	Exercised during year	Other changes during year	Balance at 30 June 2004	Vested exercisable at 30 June 2004
D L Hughes	1,000,000	-	-	-	1,000,000	1,000,000

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2004 (Continued)

		Consolidated		Company	
		2004 $	2003 $	2004 $	2003 $
iii	**Transactions with Directors**				
1)	B W McLeod is a director and shareholder of Eastern & Pacific Capital Pty Limited. The Company paid or is still to pay the following transactions:				
	- Management consultant fees	48,000	48,000	48,000	48,000
	- Repaid portion of loan facility	25,456	-	25,456	-
	- Interest accrued on loan facility	1,058	-	1,058	-
	- Sub-underwriting fees paid	2,700	-	2,700	-
2)	B W McLeod is a Director of Hudson Timber Products Limited. The Company paid for the following transactions:				
	- Re-imbursement of telephone charges	1,097	-	1,097	-
3)	B W McLeod was a Director of Hudson Investment Group Limited and it's controlled entities, resigning on 16 October 2003. During this period the Company entered into the following transactions:				
	- Rent paid	8,000	-	8,000	-
	- Interest paid	333	-	333	-
	- Interest received	-	(31,531)	-	(31,531)
	- Loan facility paid received	-	(6,150)	-	(6,150)
	- Purchase of attapulgite ore including freight	-	711,835	-	711,835
4)	The parent of a director lent funds to the Company and received repayments of some of this loan. Interest has been accrued on this loan.				
5)	K A Torpey is a Principal of Indecor Pty Limited. The Company entered into the following transactions:				
	- Repaid loan facility	70,534	-	70,534	-
	- Interest paid on loan facility	2,521	-	2,521	-
	- Sub-underwriting fees paid	2,050	-	2,050	-
	Aggregate amounts payable to Directors and their related Companies at balance date:				
	- Eastern & Pacific Capital Pty Limited				
	- Management consultant fees	100,386	132,500	100,386	132,500
	- Interest	1,059	-	1,059	-
	- W McLeod				
	- Loan	37,000	-	37,000	-
	- Interest	1,512	-	1,512	-

18 RELATED PARTY DISCLOSURES (Continued)

b Disclosures Relating to Wholly-Owned Controlled Companies

Imperial One Limited is the ultimate controlling company of the wholly-owned group comprising the Company and its wholly-owned controlled companies.

Interests held in controlled companies are set out in Note 6(ii) to the financial statements.

During the year, the Company advanced and received loans, and provided accounting and administrative services to other companies in the Group. The accounting and administrative services were provided free of charge, and the loans were interest free and unsecured.

	Company 2004 $	Company 2003 $
Amounts receivable from and payable to related parties		
Aggregate amounts receivable and payable at balance date from:		
Receivable		
Non-current		
Controlled companies	15,856,318	15,621,374
Less: Provision for diminution	(15,856,228)	(15,345,204)
	90	276,170
Payable		
Non-current		
Controlled companies	9,448,466	9,448,466

19 NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
i Reconciliation of Cash				
For the purpose of the Statement of Cash Flows, Cash includes Cash at Bank.				
Cash at the end of the financial year is shown in the Balance Sheet as follows:				
Cash at Bank	254,664	149,650	249,158	144,245
ii Reconciliation of net cash provided by/(used in) operating activities to net loss:				
Net loss	(845,571)	(952,418)	(1,110,714)	(794,217)
Depreciation	1,669	15,028	1,669	1,795
Gain on deconsolidation of former controlled entity	-	(77,098)	-	-
Loss on sale of controlled entity	-	34,257	-	-
Loans written down – controlled entities	-	-	511,024	245,595
- related entity	-	158,628	-	10,398
Loss on sale of investments	56,855	19,679	56,855	19,679
Changes in assets and liabilities:				
Decrease/(Increase) in receivables	(101)	(2,446)	-	(2,446)
Increase/(Decrease) in creditors and provisions	(50,132)	633,728	(218,879)	315,449
Net Cash (used in)/provided by operating activities	(837,280)	(170,642)	(760,045)	(203,747)

a Non-Cash Financing and Investing Activities

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
During the previous financial year the Company issued 11,725,000 shares at 2 cents to convert debts owing to a director and an officer to equity.	-	234,500	-	234,500

The above transaction has not been reflected in the statement of cash flows.

b Acquisition and Disposal of Controlled Entities

2004 Financial Year

There were no acquisitions or disposals of controlled entities during the current financial year.

2003 Financial Year

Acquisitions

There were no acquisitions of controlled entities during the previous financial year.

Disposals

Industrial Minerals Marketing Pty Limited was sold to Hudson Resources Limited for $Nil consideration on 1 January 2003.

Additional information concerning the acquisitions and disposals of controlled entities appears in Note 6(ii).

20 EARNINGS PER SHARE

	Consolidated 2004	Consolidated 2003
Basic earnings per share (cents per share)	(.14)	(0.24)
Diluted earnings per share (cents per share)	(.14)	(0.09)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	589,832,381	385,818,084
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	619,977,381	655,966,461

21 SUPERANNUATION COMMITMENTS

The Company contributed to externally managed accumulation superannuation plans on behalf of employees.

Company contributions are made in accordance with the Company's legal requirements.

23 ACCUMULATED LOSSES

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Accumulated losses at the beginning of the financial year	(49,622,277)	(48,669,859)	(58,301,414)	(57,507,197)
Net loss attributable to Members of the Company	(845,571)	(952,418)	(1,110,714)	(794,217)
Accumulated losses at the end of the financial year	(50,467,848)	(49,622,277)	(59,412,128)	(58,301,414)

24 **Matters Subsequent to Balance Date**

In February 2001 legal proceedings were commenced by Rupert Company Limited alleging that the Company engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999, in relation to a proposed issue of options. The proceedings were dismissed with costs on 28 March 2003. Rupert appealed the decision of the Court. On 30 July 2004 the appeal was dismissed with costs.

A certificate as to determination of costs for $123,693 has been issued In respect of the trial costs. The Company is pursuing the recovery of these costs together with the costs of the appeal estimated at $54,000. Neither of these amounts are provided for in the financial statements.

DIRECTORS' DECLARATION

In the opinion of the directors of Imperial One Limited:

a the financial statements and notes, set out on pages 15 to 38, are in accordance with the Corporations Act 2001 including:

  i giving a true and fair view of the financial position of the Company and the Group as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

  ii complying with Accounting Standards and the Corporations Regulations 2001; and

b there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

B W McLEOD
Director

K A TORPEY
Director

Dated: 30 September 2004

SHAREHOLDER INFORMATION

ORDINARY SHARES

a Substantial Shareholders as at 31 August 2004

Name	Number of Shares	% Holding
Imperial Investments Pty Ltd	104,620,929	11.32
Foxview Pty Ltd	56,818,248	6.15

b Distribution of Fully Paid Ordinary Shares

	Holders	Number of Shares
1 – 1,000	709	189,070
1,001 – 5,000	675	2,062,017
5,001 – 10,000	633	5,234,768
10,001 – 100,000	1,697	65,638,248
100,001 and over	739	851,072,203
Total number of holders	4,453	924,196,306

i Number of holders of less than a marketable parcel 3,753

ii Percentage held by 20 largest holders 47.01%

c Twenty Largest Shareholders as at 31 August 2004

Name	Number of shares	% Holding
Imperial Investments Pty Ltd	104,620,929	11.32
Foxview Pty Ltd	56,818,248	6.15
Indecor Pty Limited	30,955,135	3.35
Mr Ian Stolyar	30,200,000	3.26
Ms Michelle Wong	29,736,054	3.22
Elinora Investments Pty Limited	22,380,149	2.42
Maxine Man Tin Wong	17,728,154	1.92
Ms Tai Lee	16,000,582	1.73
Mrs Faina Stolyar	15,000,000	1.62
Reef Securities Limited	14,083,680	1.52
Frederick James Denis & Ms Rita Theresa Attard	13,500,000	1.46
Chifley Investor Group Pty Limited	12,763,680	1.38
Eastern & Pacific Capital Pty Limited	12,011,180	1.30
Overseas Express SA	11,900,000	1.29
Ms Suzie Young	9,900,000	1.07
Yui Sham Lai	9,542,858	1.03
Famallon Pty Ltd (Famallon No 2 Super Fund A/C)	8,487,297	.92
Kalari Australia Pty Limited	7,000,000	.76
Mr Arthur Carbo	6,000,000	.65
New Golden Trade & Investments Limited	5,870,314	.64
	434,498,260	47.01

d Voting Rights

On a show of hands every member present in person or by proxy shall have one vote and upon a poll every member, present in person or by proxy, shall have one vote for every share except if the issue price has not been paid in full, then the holder is only entitled to a fraction of a vote on that share, being, the quotient of the amount paid up divided by the issue price of that share.

SHAREHOLDER INFORMATION (Continued)

LIST OF MINING TENEMENTS

Prospect	Tenement		Granted	Holder/ Applicant	Interest 30/06/2004	Interest 30/06/2003
New South Wales						
May Day	ML	1361	17/01/1995	IM	100%	100%
Victoria						
Gurina	EL	4428	08/10/1999	IMI	-	100%

Abbreviations
IMI Imperial Mining Investment Pty Ltd
IM Imperial One Limited

During the financial year a group company relinquished title to EL 4428.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF IMPERIAL ONE LIMITED (CONTINUED)

The name of the controlled entity of which we have not acted as auditors is set out in Note 6. We have received sufficient information and explanations concerning this controlled entity to enable us to form an opinion on the consolidated financial statements.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Qualification

a. The market value of the shareholding of Imperial One Limited in BeMax Resources NL as at 30 June 2004 was $3,306,441. This market value as at 28 September 2004 was $3,876,517. This investment has a carrying value in the financial statements of $4,591,380. As a result, this investment should be written down $714,863. If the investment was written down, the consolidated loss would be $1,560,434 and net assets would be $3,229,046.

b. Because of the volatility of the market value of the BeMax investment, realisation may not be sufficient to repay existing liabilities, contingent liabilities which become actual liabilities and fund ongoing operations. As a result, there could be uncertainty regarding the continuing operations of the entities in the Group.

Notwithstanding the above, the directors are of the opinion that our view of the value of the investment does not reflect its intrinsic value, and hence the investments should not be written down.

Qualified Audit Opinion
In our opinion, except for the effect of the matters described in the qualification paragraph above, the financial report of Imperial One Limited is in accordance with:

a the Corporations Act 2001, including:

- **i** giving a true and fair view of the Company's and the Group's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
- **ii** complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Sydney
29 September 2004